FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 25, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2014

November 25, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended September 30, 2014.

Key Financial Highlights of Q3 2014

•                  Consolidated Group revenues increased 3.6% y-o-y to RUB 107.1 billion

•                  Mobile service revenue in Russia rose 9.1% y-o-y to RUB 77.3 billion

•                  Data traffic revenue in Russia grew 37.2% y-o-y to RUB 17.2 billion

•                  Consolidated Group Adjusted OIBDA(1) up 4.1% y-o-y to RUB 48.2 billion

•                  Group OIBDA margin improved 0.2pp to 45.0%

•                  Consolidated net income(2) of RUB 16.1 billion

Amended Outlook for 2014

•                  Group revenue guidance increased from 1% to >2%

•                  Group OIBDA guidance increased from stable to ≈ 1%

•                  MTS Russia revenue guidance increased from 3-5% to ≈5%

•                  MTS Russia OIBDA guidance increased from 3-5% to ≈5%

•                  Group CAPEX guidance reiterated to approximately RUB 90 billion

Key Corporate and Industry Highlights

•                  Completed dividend payment of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADR), or a total of RUB 38.435 bln based on the full-year 2013 financial results.

•                  Signed with the Republic of Uzbekistan a Settlement Agreement, the purpose of which was to resolve all disputes between the parties and enable MTS to resume operations in Uzbekistan, and discontinued international arbitration proceedings between MTS and the Republic of Uzbekistan at the International Center for Settlement of the Investment Disputes (“the ICSID”).

•                  Took possession a controlling stake in the Russian-Uzbek entity Universal Mobile Systems LLC and plans to commercially launch operations throughout the territory of Uzbekistan on December 1, 2014.

(1)  OIBDA net of non-cash gain in the amount of RUB 3 604 mln due to transfer of a 50.01% stake in UMS, subsidiary in Uzbekistan, to MTS

(2)   Attributable to the Group

•                  Completed dividend payment of RUB 6.2 per ordinary MTS share (RUB 12.4 per ADR), or a total of RUB 12.812 bln based on the H1 2014 financial results.

•                  Signed an agreement with Sberbank of Russia to open a non-revolving line of credit for a total amount of RUB 50 billion and amended terms of an existing credit agreement in the amount of RUB 20 billion.

•                  Launched satellite TV under the MTS brand in Russia.

•                  Signed a binding agreement with MTS Bank OJSC to acquire 952,000 ordinary shares of the Bank’s additional shares issuance for RUB 3,639,286,560.

Commentary

Mr. Andrei Dubovskov, MTS President and CEO, commented, “During the quarter we increased our Group revenues by 3.6% year-over-year to RUB 107.1 bln. We witnessed revenue growth in Russia, Ukraine and Turkmenistan, but registered a slight decline in Armenia. As in Q2, hryvna devaluation and a weakening ruble impacted our Group performance.”

Mr. Vasyl Latsanych, MTS Vice President for Marketing, said “In Q3, we saw very strong growth in our Russian business unit with revenues improving by 8.4% year-over-year to RUB 99.2 bln. The growth was attributable to exceptionally strong performance of our mobile operations where revenues grew 9.1% year-over-year.  Key drivers included subscriber migration from feature phones to smartphones as smartphone penetration in our active base reached almost 40%; success of our Smart family of tariffs which allows us to upsell existing subscribers on data plans by stimulating consumption of data products; continued growth from messaging as we increased sales of SMS bundles; growing penetration of tablets as number of tablets on our network increased by 35% year-over-year; expansion of the subscriber base as we added 5.95 million subscribers during the period; and high-quality of subscriber additions as demonstrated by positive dynamics in ARPU and sustained lowest level of churn in the market. Quarter-on-quarter our revenues rose by 9.1% as we benefited from seasonally strong roaming revenues throughout Russia and an increase in the subscriber base.”

Mr. Alexey Kornya, MTS Vice President for Finance and Investments, added, “In Q3 2014, Adjusted OIBDA increased by 4.1% to RUB 48.2 bln rubles. This figure was adjusted for a non-cash gain in the amount of 3.6 billion rubles we realized from the transfer of the controlling stake in UMS, an operating subsidiary in Uzbekistan, to MTS. Our growth in Adjusted OIBDA reflects many factors, including topline revenue dynamics in each of our markets of operation; the effect of a steadily rising contribution from data revenues in Russia; the impact of hryvna and ruble depreciation on our operating expenses; increased taxes and spectrum fees in Ukraine;  rising G&A costs due to the enhancement of our mobile and fixed networks in Russia as well as pressure from inflationary expenses. On a quarterly basis, adjusted OIBDA grew by 11.5%, which was largely driven by seasonally higher roaming revenues and higher-quality subscriber additions, while maintaining steady sales & marketing expenses. Our Adjusted Group OIBDA margin net of the UMS effect came in at 45.0%. In Russia, OIBDA grew by 9.4% year-over-year to 45.4 billion rubles. This reflects both strong growth in mobile service revenues and an increased contribution from high-margin data revenues. This translates into a margin of 45.8%, the highest number we have registered in our Russian business unit since early 2009. In Ukraine, OIBDA declined by 10.7% year-over-year to UAH 1.21 billion. Profitability was under pressure due to increased taxes and frequency fees, higher payroll, electricity, site rentals costs and impact of the currency devaluation on cost items, including roaming and SIM cards, denominated in foreign currencies.”

He continued, “Despite macroeconomic weakness across our markets of operations, MTS continues to generate stable operating cash flows. Our free cash flows for the first nine months of 2014 declined by 11.7% compared to the previous period, but in Q2 2013 we benefited from a one-off gain from the settlement over Bitel LLC. Adjusted for this factor, our free cash flow was down by 7.6%, but this drop can be explained by higher CAPEX spending in Q3 2014; during the quarter we prepaid for a higher amount of non-ruble denominated equipment in anticipation of further weakening of the ruble. For the period, net income declined quarter-on quarter by 23.8% to RUB 16.1 bln. In Q4 2013, we registered a non-cash FOREX loss in the amount of RUB 9.5 bln from a revaluation of the foreign currency-denominated portion of the debt portfolio after significant ruble depreciation. The quarterly decline in bottom line was more pronounced as in the second quarter 2014 we had a non-cash FOREX gain in the amount of RUB 4.2 bln due to strengthening of the ruble.”

Mr. Andrei Dubovskov, MTS President and CEO, concluded, “The situation in Ukraine remains highly volatile and creates uncertainty at the Group level.  It is hard to forecast what the operational trends in Ukraine would be going forward. Nevertheless, with the potential of 3G on the horizon we remain enthusiastic about the long-term prospects of the market. Nevertheless, we feel comfortable at this stage raising our Group guidance for 2014: we expect strength in the Russian market and better-than-expected performance in Ukraine and Armenia to lift revenue by at least 2% for the year. Russia will see around 5% of growth to this figure based on strong performance in the mobile market. In spite of the extreme volatility in the ruble we are seeing in Q4, we do expect Group OIBDA to improve by approximately 1%. CAPEX remains on track at roughly RUB 90 bln, but the figure might be impacted by currency fluctuations.”

Additional Information

As of Q3 2014, MTS adjusted its subscriber reporting methodology to reflect three-months of subscriber activity instead of the previously used six-month methodology.  In accompanying materials, subscriber numbers, as well as related operational indicators like Average Revenue Per User (ARPU) and Minutes of Use (MOU), Average Price Per Minute (APPM) and churn have been restated since Q1 2013 to provide like-for-like comparisons for FY2014 operational indicators.

In September 2014, MTS announced that Vladimir Evtushenkov, Chairman of the Board of Directors of Sistema JSFC (“Sistema”) (LSE: SSA), the parent company of MTS with effective ownership stake in MTS of 53.46%, was detained as part of an investigation into the privatization of BASHTek Group, through which Sistema owns a number of enterprises devoted to the extraction and marketing of oil and oil-related products.  Though MTS reiterates that the investigation and any subsequent outcome of this investigation would have no effect on the Company’s operations, certain changes at Sistema, including its revenue structure and debt position and other implications directly or indirectly arising out of Mr. Evtushenkov detainment and ongoing investigation, could potentially have an adverse effect on MTS’s equity value, its credit ratings or other metrics used by investors to assess and value MTS public securities and tradable debt.

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2014. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q3’14	Q3’13	y-o-y		Q2’14	q-o-q
Revenues	107,148	103,388	3.6%		98,860	8.4%
Adjusted OIBDA	48,186	46,290	4.1%		43,231	11.5%
- margin	45.0%	44.8%	+0.2	pp	43.7%	+1.3	pp
Adjusted net operating income	29,152	27,395	6.4%		24,973	16.7%
- margin	27.2%	26.5%	+0.7	pp	25.3%	+1.9	pp
Net income attributable to the Group	16,062	18,080	-11.2%		21,089	-23.8%
- margin	15.0%	17.5%	-2.5	pp	21.3%	-6.3	pp

Russia Highlights

RUB mln	Q3’14	Q3’13	y-o-y		Q2’14	q-o-q
Revenues(3)	99,209	91,533	8.4%		90,390	9.8%
- mobile	77,324	70,844	9.1%		70,884	9.1%
- fixed	15,799	15,384	2.7%		15,584	1.4%
-sales of handsets & accessories	7,785	7,094	9.7%		5,858	32.9%
OIBDA	45,437	41,523	9.4%		40,309	12.7%
- margin	45.8%	45.4%	+0.4	pp	44.6%	+1.2	pp
Net income	10,818	15,630	-30.8%		19,450	-44.4%
- margin	10.9%	17.1%	-6.2	pp	21.5%	-10.6	pp

	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
ARPU (RUB)	348.3	342.0	325.2	336.2	358.4
MOU (min)	368	375	353	373	377
Churn rate (%)	8.9%	9.8%	10.1%	10.9%	9.2%

Ukraine Highlights

UAH mln	Q3’14	Q3’13	y-o-y		Q2’14	q-o-q
Revenues	2,817	2,634	6.9%		2,563	+9.9%
OIBDA	1,210	1,355	-10.7%		1,276	-5.2%
- margin	42.9%	51.5%	-8.6	pp	49.8%	-6.9	pp
Net income	763	684	11.5%		768	-0.7%
- margin	27.1%	26.0%	+1.1	pp	29.9%	-2.8	pp

(3) Revenue, net of intercompany between mobile and fixed

	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
ARPU (UAH)	41.0	37.0	36.8	38.3	41.1
MOU (min)	592	586	573	575	483
Churn rate (%)	6.8%	7.4%	6.2%	4.5%	4.6%
SAC (UAH)	57.1	53.3	49.4	50.8	63.4
- dealer commission	36.7	29.7	29.4	31.2	37.5
- adv&mktg	12.6	14.8	12.1	13.3	17.0
- handset subsidy	0.6	0.9	0.7	0.8	1.7
- SIM card & voucher	7.1	7.8	7.2	5.6	7.1

Armenia Highlights

AMD mln	Q3’14	Q3’13	y-o-y		Q2’14	q-o-q
Revenues	22,066	22,522	-2.0%		18,876	16.9%
OIBDA	12,057	12,248	-1.6%		9,043	33.3%
- margin	54.6%	54.4%	+0.2	pp	47,9%	+6.7	pp
Net income	4,243	4,297	-1.3%		1,934	119.4%
- margin	19.2%	19.1%	+0.1	pp	10.2%	+9.0	pp

	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
ARPU (AMD)	3,605.0	3,113.5	2,691.1	2,939.3	3,378.6
MOU (min)	451	461	464	516	527
Churn rate (%)	8.5%	8.3%	7.8%	7.7%	9.0%
SAC (AMD)	6,077.1	6,800.7	5,129.8	5,302.3	4,773.3

Turkmenistan Highlights

TMT mln	Q3’14	Q3’13	y-o-y		Q2’14	q-o-q
Revenues	72	70	1.9%		69	3.2%
OIBDA	30	27	11.2%		31	-2.6%
- margin	41.8%	38.3%	+3.5	pp	44.3%	-2.5	pp
Net income	26	24	7.1%		27	-3.7%
- margin	36.0%	34.1%	+1.9	pp	38.6%	-2.6	pp

	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
ARPU (TMT)	13.7	13.9	12.8	13.6	14.1
MOU (min)	617	620	588	575	564
Churn rate (%)	13.0%	13.5%	12.0%	10.4%	11.2%
SAC (TMT)	18.1	22.1	23.9	24.1	26.7

CAPEX Highlights

RUB mln	FY 2011	FY 2012	FY 2013	9M’14
Russia	66,869	82,896	70,910	50,778
- as % of rev	21.4%	24.5%	20.0%	18.3%
Ukraine	4,487	4,125	8,840	2,248
- as % of rev	13.4%	10.9%	22.2%	8.9%
Armenia	1,344	751	1,093	345
- as % of rev	22.8%	12.5%	17.5%	6.9%
Turkmenistan	n/a	11	732	456
- as % of rev	n/a	3.4%	25.8%	17.8%
Group	72,798	87,783	81,575	53,827
- as % of rev	20.9%	23.2%	20.5%	17.7%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Third Quarter 2014

Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations and comprehensive income. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Adjusted operating income	27,395	27,219	23,437	24,973	29,153
Add: D&A	18,895	17,769	18,014	18,258	19,033
Adjusted OIBDA	46,290	44,988	41,451	43,231	48,186

Russia (RUB mln)	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating income	25,167	25,865	22,464	24,150	28,249
Add: D&A	16,356	15,243	15,310	16,159	17,188
OIBDA	41,523	41,107	37,773	40,309	45,437

Ukraine (RUB mln)	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating income	3,397	3,109	2,634	2,153	2,071
Add: D&A	2,165	2,085	2,256	1,665	1,410
OIBDA	5,562	5,194	4,890	3,818	3,481

Armenia (RUB mln)	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating income/(loss)	601	(27)	221	347	642
Add: D&A	382	448	440	419	425
OIBDA	983	420	662	766	1,067

Turkmenistan (RUB mln)	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating income	305	488	289	354	352
Add: D&A	4	11	25	23	27
OIBDA	309	498	315	377	379

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Adjusted operating margin	26.5%	26.0%	24.0%	25.3%	27.2%
Add: D&A	18.3%	17.0%	18.5%	18.5%	17.8%
Adjusted OIBDA margin	44.8%	42.9%	42.5%	43.7%	45.0%

Russia	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating margin	27.5%	27.5%	25.7%	26.7%	28.5%
Add: D&A	17.9%	16.2%	17.5%	17.9%	17.3%
OIBDA margin	45.4%	43.7%	43.3%	44.6%	45.8%

Ukraine	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating margin	31.4%	31.3%	27.6%	28.1%	25.5%
Add: D&A	20.0%	21.0%	23.6%	21.7%	17.4%
OIBDA margin	51.5%	52.3%	51.2%	49.8%	42.9%

Armenia	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating margin	33.2%	-1.7%	15.2%	21.7%	32.9%
Add: D&A	21.2%	28.2%	30.2%	26.2%	21.8%
OIBDA margin	54.4%	26.5%	45.4%	47.9%	54.6%

Turkmenistan	Q3’13	Q4’13	Q1’14	Q2’14	Q3’14
Operating margin	37.8%	59.5%	35.9%	41.6%	38.7%
Add: D&A	0.5%	1.3%	3.1%	2.7%	3.0%
OIBDA margin	38.3%	60.8%	39.0%	44.3%	41.7%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2013	As of Sep 30, 2014
Current portion of debt and of capital lease obligations	25,064	11,431
Long-term debt and capital lease obligations	194,083	222,369
Total debt	219,147	233,800
Less:
Cash and cash equivalents	30,612	45,937
Short-term investments	14,633	23,999
Net debt	173,903	163,864

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For nine months ended Sep 30, 2013	For nine months ended Sep 30, 2014
Net cash provided by operating activities	121,602	120,548
Less:
Purchases of property, plant and equipment	(35,967)	(40,771)
Purchases of intangible assets	(7,946)	(13,056)
Proceeds from sale of property, plant and equipment	270	506
Investments in and advances to associates	(5 ,089)	(2,862)
Free cash flow from continuing operations	72,870	64,365

LTM OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Three months ended Dec 31, 2013	Nine months ended Sep 30, 2014	Twelve months ended Sep 30, 2014
	A	B	C=A+B
Adjusted net operating income	27,219	77,562	104,781
Add: D&A	17,769	55,306	73,075
LTM Adjusted OIBDA	44,988	132,868	177,856

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

(Amounts in millions of RUB except per share amount)

	Nine months ended		Three months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net operating revenue
Service revenue	283 759	275 003	99 317	96 238
Sales of handsets and accessories	19 811	18 689	7 831	7 150
	303 570	293 692	107 148	103 388
Operating expenses
Cost of services	(64 855)	(61 940)	(23 134)	(21 262)
Cost of handsets and accessories	(17 484)	(15 446)	(6 825)	(5 877)
Sales and marketing expenses	(15 869)	(16 768)	(5 429)	(5 785)
General and administrative expenses	(66 757)	(64 125)	(21 664)	(21 565)
Depreciation and amortization expense	(55 306)	(55 484)	(19 034)	(18 895)
Allowance for doubtful accounts	(2 497)	(1 600)	(764)	(525)
Other operating expenses	(3 240)	(3 791)	(1 146)	(2 084)
Gain from settlement agreement with Uzbekistan government	3 604	—	3 604	—

Net operating income	81 166	74 538	32 756	27 395

Currency exchange and transaction loss	(9 088)	(4 633)	(9 523)	(28)

Other (expenses)/income:
Interest income	3 413	2 118	1 097	622
Interest expense, net of capitalized interest	(12 171)	(12 515)	(4 159)	(4 036)
Other income/(expenses)	1 115	11 592	(13)	688
Total other (expenses)/income, net	(7 643)	1 195	(3 075)	(2 726)

Income from continuing operations before provision for income taxes	64 435	71 100	20 158	24 641

Provision for income taxes	(13 542)	(13 964)	(3 819)	(6 282)

Net income from continuing operations	50 893	57 136	16 339	18 359

Net income from discontinued operations	—	3 733	—	—

Net income	50 893	60 869	16 339	18 359

Less net income attributable to the noncontrolling interests	(717)	(782)	(277)	(280)

Net income attributable to the Group	50 176	60 087	16 062	18 079

Other comprehensive loss, net of taxes
Currency translation adjustment	(5 701)	(3 312)	4 312	(423)
Unrealized gains/(losses) on derivatives	4 293	1 370	3 119	(224)
Unrecognized actuarial gains	15	28	7	9
Total other comprehensive (loss) income net of taxes	(1 393)	(1 914)	7 438	(638)
Total comprehensive income	49 500	58 955	23 777	17 721
Less comprehensive income attributable to the noncontrolling interests	(1 004)	(874)	(529)	(229)

Comprehensive income attributable to the Group	48 496	58 081	23 248	17 492

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic and diluted:
EPS from continuing operations	25.23	28.33	8.08	9.09
EPS from discontinued operations	—	1.88	—	—
Total EPS	25.23	30.21	8.08	9.09

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED  STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2014	2013
CURRENT ASSETS:
Cash and cash equivalents	45 937	30 612
Short-term investments	23 999	14 633
Trade receivables, net	32 268	34 554
Accounts receivable, related parties	4 241	965
Inventory and spare parts	7 779	8 498
VAT receivable	7 556	6 651
Assets held for sale	792	—
Prepaid expenses and other current assets	18 625	20 763
Total current assets	141 197	116 676

PROPERTY, PLANT AND EQUIPMENT	273 807	270 660

INTANGIBLE ASSETS	81 485	74 329

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	16 371	13 393

OTHER INVESTMENTS	4 726	4 392

OTHER NON - CURRENT ASSETS	10 392	6 074

Total assets	527 978	485 524

CURRENT LIABILITIES
Trade accounts payable	21 049	23 864
Accrued expenses and other current liabilities	68 495	49 619
Accounts payable, related parties	2 881	3 315
Current portion of long-term debt, capital lease obligations	11 431	25 064
Total current liabilities	103 856	101 862

LONG-TERM LIABILITIES
Long-term debt	216 269	194 074
Capital lease obligation	6 100	10
Deferred income taxes	26 588	21 202
Deferred revenue and other long-term liabilities	9 383	9 391
Total long-term liabilities	258 340	224 677

Total liabilities	362 196	326 539

Redeemable noncontrolling interests	2 581	2 932

SHAREHOLDERS’ EQUITY:
Total shareholders’ equity attributable to the Group	155 232	151 931
Non-redeemable noncontrolling interest	7 969	4 122
TOTAL SHAREHOLDERS` EQUITY	163 201	156 053

Total liabilities and shareholders’ equity	527 978	485 524

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013 (UNAUDITED)

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	50 893	60 869
Net (income) from discontinued operations	—	(3 733)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55 306	55 484
Currency exchange and translation loss	9 088	4 633
Debt issuance cost amortization	511	1 557
Amortization of deferred connection fees	(898)	(722)
Equity in net income of associates	(1 436)	(1 496)
Inventory obsolescence expense	289	599
Provision for doubtful accounts	2 497	1 600
Deferred tax loss	2 650	7 142
Non cash gain from a settlement agreement with Uzbekistan government	(3 604)	—
Other non-cash items	61	(139)

Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	97	(6 857)
Decrease/(increase) in inventory	436	(379)
Decrease/(Increase) in prepaid expenses and other current assets	2 780	(4 281)
Increase in VAT receivable	(846)	(1 076)
Decrease in trade payables, accrued liabilities and other current liabilities	855	7 126
Dividends received	1 869	1 275
Net cash provided by operating activities - continuing operations	120 548	121 602
Net cash used in operating activities - discontinued operations	—	(547)
Net cash provided by operating activities	120 548	121 055

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(40 771)	(35 967)
Purchases of intangible assets	(13 056)	(7 946)
Proceeds from sale of property, plant and equipment	506	269
Purchases of short-term investments	(33 093)	(27 997)
Proceeds from sale of short-term investments	40 019	21 290
Purchases of other investments	(15 714)	(703)
Proceeds from sale of other investments	730	—
Investments in and advances to associates, net	(2 862)	(5 089)
Net cash used in investing activities - continuing operations	(64 241)	(56 143)
Net cash provided by investing activities - discontinued operations	—	115
Net cash used in investing activities	(64 241)	(56 028)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries	(26)	—
Proceeds from issuance of notes	2	25 651
Repayment of notes	(17 441)	(1 876)
Notes and debt issuance cost paid	(25)	(184)
Capital lease obligation principal paid	(103)	(137)
Dividends paid	(37 547)	(29 086)
Proceeds from loans	20 000	—
Loan principal paid	(8 095)	(37 041)
Other financial activities	22	(19)
Net cash (used in)/provided by financing activities - continuing operations	(43 213)	(42 692)
Net cash provided by/(used in) financing activities - discontinued operations	—	—
Net cash (used in)/provided by financing activities	(43 213)	(42 692)

Effect of exchange rate changes on cash and cash equivalents	2 231	735

NET INCREASE IN CASH AND CASH EQUIVALENTS:	15 325	23 070

CASH AND CASH EQUIVALENTS, at beginning of the period	30 612	22 014

CASH AND CASH EQUIVALENTS, at end of the period	45 937	45 084

Investor conference call – November 25, 2014 Andrei Dubovskov President, Chief Executive Officer Alexey Kornya Vice President, Chief Financial Officer Vasyl Latsanych Vice President, Chief Marketing Officer GROUP FINANCIAL RESULTS FOR THE THIRD QUARTER 2014

SAFE HARBOR Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

TABLE OF CONTENTS FINANCIAL & CORPORATE HIGHLIGHTS Group news summary for Q3 2014 & key highlights Group financial highlights: revenue & OIBDA Group financial highlights: net income Group mobile subscriber dynamics Group capital expenditures Group debt at the end of Q3 2014 Group balance sheet Group cash flows Outlook Dividend outlook 3D strategy KEY FINANCIAL & OPERATING RESULTS Russian financial highlights Russian revenue breakdown Russian mobile operating indicators Russia fixed operating indicators MGTS Satellite TV Network development MTS retail network development MTS in Financial Services Ukraine, Armenia and Turkmenistan financial highlights & operating indicators Uzbekistan: re-entering the market APPENDIX

4 FINANCIAL & CORPORATE HIGHLIGHTS

GROUP NEWS SUMMARY FOR Q3 2014 & KEY HIGHLIGHTS

CONS. REVENUE
(RUB bln)


Q3 2014
107.1
Q3 2013
103.4
+3.6%

MOBILE REVENUE IN RUSSIA
(RUB bln)


Q3 2014
77.3
Q3 2013
70.8
+9.1%

ADJUSTED OIBDA*
(RUB bln)


Q3 2014
48.2
Q3 2013
46.3
+4.1%

DATA TRAFFIC REVENUE IN RUSSIA
(RUB bln)


Q3 2014
17.2
Q3 2013
12.5
+37.2%

ADJUSTED OIBDA MARGIN*


Q3 2014
45.0%
Q3 2013
44.8%
+0.2pp

* OIBDA net off non-cash gain in the amount of RUB 3 604 mln due to transfer of a 50.01% stake in UMS, subsidiary in Uzbekistan, to MTS

- In September 2014, MTS announced that Vladimir Evtushenkov, Chairman of the Board of Directors of Sistema JSFC ("Sistema") (LSE: SSA), the parent company of MTS with effective ownership stake in MTS of 53.46%, was detained as part of an investigation into the privatization of BASHTek Group, through which Sistema owns a number of enterprises devoted to the extraction and marketing of oil and oil-related products. Though MTS reiterates that the investigation and any subsequent outcome of this investigation would have no effect on the Company's operations, certain changes at Sistema, including its revenue structure and debt position and other implications directly or indirectly arising out of Mr. Evtushenkov detainment and ongoing investigation, could potentially have an adverse effect on MTS's equity value, its credit ratings or other metrics used by investors to assess and value MTS public securities and tradable debt.

Q3 2014 HIGHLIGHTS

- Completed dividend payment of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADR), or a total of RUB 38.435 bln based on the full-year 2013 financial results.
- Signed with the Republic of Uzbekistan a Settlement Agreement, the purpose of which was to resolve all disputes between the parties and enable MTS to resume operations in Uzbekistan, and discontinued international arbitration proceedings between MTS and the Republic of Uzbekistan at the International Center for Settlement of the Investment Disputes ("the ICSID").
- Took possession of a controlling stake in the Russian-Uzbek entity Universal Mobile Systems LLC, commercial launch of the operations throughout the territory of Uzbekistan is planned on December 1, 2014.

THEREAFTER

- Completed dividend payment of RUB 6.2 per ordinary MTS share (RUB 12.4 per ADR), or a total of RUB 12.812 bln based on the H1 2014 financial results.
- Signed an agreement with Sberbank of Russia to open a non-revolving line of credit for a total amount of RUB 50 bln and amended terms of an existing credit agreement in the amount of RUB 20 bln.
- Launched satellite TV under the MTS brand in Russia.
- Signed a binding agreement with MTS Bank OJSC to acquire 952,000 ordinary shares of the Bank's additional shares issuance for RUB 3,639,286,560.

MTS from words to digits
3D Data+Differentiation+Dividends
5

GROUP FINANCIAL HIGHLIGHTS: REVENUE & OIBDA

TOTAL GROUP REVENUE
(RUB bln)



+6.1%
+3.6%
+8.4%
+3.4%
97.5
103.4
104.8
97.6
98.9
107.1
293.7
303.6
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
9M 2013
9M 2014

TOTAL GROUP ADJUSTED OIBDA*
(RUB bln)



+4.3%
+4.1%
+11.5 %
+2.1%
44.4
46.3
45.0
41.5
43.2
48.2
130.0
132.9
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
9M 2013
9M 2014

ADJ. OIBDA MARGIN*	45.5%	44.8%	42.9%	42.5%	43.7%	45.0%	44.3%	43.8%
	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	9M 2013	9M 2014

- Year-over-year revenue growth due to increase in voice and data traffic revenues in and subscriber base growth in its key markets of operations
  - Topline growth offset by hryvna depreciation relative to the Russian ruble
- Quarterly revenue dynamics enhanced by seasonally higher roaming revenues, expansion of the subscriber base and increased sales of handsets

- Year-over-year OIBDA dynamics in line with topline growth despite mitigating factors, including:
  - negative impact of hryvna devaluation and increased taxes, utility and frequency fees in our Ukraine business unit
  - ruble depreciation in Russia
  - higher payroll, utility and maintenance costs due to network expansion in Russia
- Quarterly OIBDA dynamics reflect topline dynamics and a higher seasonal contribution from roaming revenues

*Adjusted for a non-cash gain in the amount of RUB 3 604 mln due to transfer of a 50.01% stake in UMS, subsidiary in Uzbekistan, to MTS

MTS from words to digits

3D Data+Differentiation+Dividends

6

GROUP FINANCIAL HIGHLIGHTS: NET INCOME Net income dynamics reflects a non-cash FOREX loss in the amount of RUB 9.5 bln resulting from a revaluation of the foreign currency-denominated portion of the debt portfolio following significant ruble depreciation and a non-cash gain in the amount of RUB 3.6 bln from transfer of 50.01% stake in UMS, subsidiary in Uzbekistan, to MTS MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group *Includes a non-cash gain on deconsolidation of Uzbekistan of RUB 3 682 mln, **Includes a non-cash gain in the amount of RUB 3 604 mln from transfer of a 50.01% stake in UMS, subsidiary in Uzbekistan, to MTS TOTAL GROUP NET INCOME (RUB bln) -37.8% -11.2% -23.8% NET INCOME MARGIN 29.8% 17.5% 18.9% 13.4% 21.3% 15.0% 20.5% 16.5% Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 9M 2013 9M 2014 -16.5% 16.1**

GROUP MOBILE SUBSCRIBER BASE DYNAMICS

MTS SUBSCRIBERS (MLN UNLESS NOTED)	Q2 2014	Q3 2014	% Change
TOTAL MOBILE	102.0	105.14	+3.1%
RUSSIA	70.61	73.25	+3.8%
UKRAINE*	22.31	22.73	+1.9%
TURKMENISTAN	1.70	1.69	-0.5%
ARMENIA	2.12	2.15	+1.3%
BELARUS**	5.26	5.31	+0.9%

*Including CDMA subscribers

**MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

- In Russia, MTS continues to attract and retain high-quality subscribers by promoting innovative tariff plans and driving sales through its proprietary retail network
- In Q3 2014, MTS adjusted its subscriber reporting methodology to reflect three-months of subscriber activity instead of the previously used six-month methodology
- MTS sustains its active subscriber base through:
  - best-in-class customer service
  - market-leading network performance and
  - tariff plans and a market-leading retail platform designed to migrate voice-only customers to data plans

MTS from words to digits

3D Data+Differentiation+Dividends

8

GROUP CAPITAL EXPENDITURES In Q3 2014, capital expenditures amounted to RUB 25.0 bln Year-over-year increase in CAPEX due to ruble depreciation and prepayments of telecommunications equipment in anticipation of further weakening of ruble In Q3 MTS prepaid a portion of CAPEX for H2 2014 and H1 2015 to mitigate the effect of ruble depreciation on its investments Key projects include the enhancement of 3G networks in Russia, roll-out of LTE/4G networks throughout Russia, and the ongoing deployment of GPON in Moscow as well as network modernization in other markets of operations RUSSIA 66,869 82,896 70,910 50,778 UKRAINE 4,487 4,125 8,840 2,248 ARMENIA 1,344 751 1,093 345 TURKMENISTAN n/a 11 732 456 GROUP 72,798 87,783 81,575 53,827 - AS % OF REVENUE 20.9% 23.2% 20.5% 17.7% (IN RUB MLN) 2011 2012 2013 9M 2014 FY 2014E ≈90,000

GROUP DEBT AT THE END OF Q3 2014 **Debt composition by currency includes FOREX hedging in the amount of $693.6 mln as of Q3 2014 DEBT COMPOSITION BY CURRENCY Q3 2014** 2% 79% 19% 43% 57% MTS Series 03, 08 and BO-01 ruble bonds contain put options that can be exercised in December 2014, in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. DEBT REPAYMENT SCHEDULE (RUB bln) Total Group Debt* = 227.3 RUB bln DEBT COMPOSITION BY TYPE Q3 2014* Signed an agreement with Sberbank of Russia to open a non-revolving line of credit for a total amount of RUB 50 bln and maturity in September 2021 and amended the terms of an existing credit agreement in the amount of RUB 20 bln by extending maturity from July 2015 to September 2017 High proportion of ruble-denominated debt mitigates risks associated with currency volatility and enhances MTS’s balance sheet strength The share of US dollar-denominated debt increased 2pp in comparison with the Q2 2014 due to ruble depreciation versus the USD and EUR *Net of financial leasing

GROUP BALANCE SHEET BALANCE SHEET (RUB mln UNLESS NOTED) As of Dec 31, 2013 As of September 30, 2014 CASH AND CASH EQUIVALENTS 30,612 45,937 SHORT-TERM INVESTMENTS 14,633 23,999 TOTAL DEBT* 219,147 233,800 LONG-TERM DEBT 194,084 222,369 SHORT-TERM DEBT 25,064 11,431 NET DEBT 173,903 163,864 LTM ADJUSTED OIBDA 175,011 177,856 NET DEBT/LTM ADJUSTED OIBDA 1.0x 0.9x Strong cash position in Q3 due to preparation for RUB 12.8 bln dividend payout Net debt/LTM OIBDA remains low by industry levels at 0.9 due to sustained growth in OIBDA, stable cash flows and continued improvements in MTS’s debt portfolio Improvements in OIBDA and debt reduction as continuously improved MTS’s interest coverage ratio over the past six quarters LTM OIBDA/ Interest Expenses 10.2 10.1 11.3 11.5 11.7 11.7 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 NET DEBT (RUB bln) *Including capital lease obligations

GROUP CASH FLOWS OPERATING AND FREE CASH FLOW FROM CONTINUING OPERATIONS (RUB mln) MTS boasts stable operating and free cash flows despite currency weakness in its secondary markets of operation Year-over-year decline in FCF due to increased CAPEX as the Company prepaid a higher amount of foreign currency denominated equipment in anticipation of further weakening of the ruble MTS continues to demonstrate strong cash generation through its operations +16.8% -0.9% +50.5% -11.7% ADJUSTED OPERATING AND FREE CASH FLOW FROM CONTINUING OPERATIONS* (RUB mln) +42.1% -7.6% * Operating and Free Cash Flow from continuing operations net of one-off effect related to the compensation for the settlement over Bitel LLC +12.9% +1.9%

AMENDED OUTLOOK FOR 2014 MTS raises expectations for Group revenue growth from >1% to >2% for 2014E Growth in Russia raised to ≈5% Growth in Ukraine impacted by on-going macroeconomic weakness and uncertain political environment Group OIBDA guidance increased from stable to >1% Group revenue and OIBDA dynamics further reflect sustained weakness of the Ukrainian hryvna MTS maintains CAPEX guidance of RUB 90.0 bln, though currency volatility may impact this final amount MTS sees significant macroeconomic uncertainty and volatility across its markets of operation, which may cause MTS to revisit its revenue and OIBDA guidance and, in turn, impact its financial and operating results TOTAL GROUP REVENUE (RUB bln) GROUP CAPEX (RUB bln) >2% ≈5% TOTAL MTS RUSSIA OIBDA (RUB bln) GROUP OIBDA (RUB bln) ≈5% TOTAL MTS RUSSIA REVENUE (RUB bln) ≈1%

DIVIDEND OUTLOOK DIVIDEND POLICY In April 2013, MTS Board approved a new dividend policy, which stipulates that for the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 bln per year In 2013, MTS also started paying out dividends on a semi-annual basis using interim H1 and full-year financial result MTS paid out in total RUB 41.0 bln in 2013 and RUB 51.2 bln in 2014 OUTLOOK FOR 2014+ MTS confirms its dividend guidance for 2014 – 2015 of at least RUB 90 bln for the period DIVIDEND HISTORY AND OUTLOOK (RUB bln)

DATA DIFFERENTIATION 3D STRATEGY: LEVERAGING STRENGTHS & OPPORTUNITIES KEY MTS GROWTH OPPORTUNITIES GROWTH IN MOBILE BROADBAND GROWTH IN FIXED BROADBAND/PAY TV GROWTH IN CONVERGENT CORPORATE SERVICES Sustained efficiency and cash flow generation MTS 3D STRATEGY DIVIDENDS Provide customers with fastest, most reliable data networks Increase data penetration in our subscriber base Ensure customers have the best connectivity experience in their homes, workplace and places in between Offer customers unique products and services to enhance their digital lives Establish Moscow as world-class in terms of connectivity and network access Ensure a best-in-class customer experience to improve loyalty throughout our markets of operation Improve continuously the operational efficiency of MTS Enhance shareholder returns KEY MTS STRENGTHS Largest subscriber base Strongest presence in high-value & corporate segment Fastest mobile network speeds Most advanced retail platform in market Leadership in mobile banking space Clear dividend policy PAYMENT OPTIONS AND MOBILE BANKING TRADITIONAL TELECOMMUNICATIONS BUSINESS NEW BUSINESSES Track record of success FTTB/FTTH services in 180 major Russian cities Digital Moscow Highest customer loyalty ratings Strong position in Ukraine/CIS markets Top brand

16 KEY FINANCIAL & OPERATING RESULTS

RUSSIA FINANCIAL HIGHLIGHTS Accelerated year-over-year revenue expansion driven by: Higher usage of voice, messaging and data products Increased data adoption among subscribers Strong subscriber additions Q-over-Q revenue growth demonstrate seasonal trends, including higher roaming revenues, improved sales of handsets and subscriber additions OIBDA growth reflects topline revenue dynamics, greater contribution of high-margin data and higher roaming and interconnect revenues TOTAL RUSSIA REVENUE (RUB bln) TOTAL RUSSIA OIBDA (RUB bln) +5.9% +8.4% +9.8% +5.9% +9.4% +12.7% OIBDA MARGIN 45.4% 45.4% 43.7% 43.3% 44.6% 45.8% 44.7% 44.6% Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 9M 2013 9M 2014 +6.2% +5.9%

RUSSIA REVENUE BREAKDOWN MOBILE REVENUE (RUB bln) FIXED LINE REVENUE (RUB bln) SALES OF HANDSETS & ACCESSORIES (RUB bln) +6.2% +9.1% +9.1% -2.2% +2.7% +1.4% +21.8% +9.7% +32.9% Year-over-year growth in mobile service revenue attributable to: Increased adoption of data through higher penetration of smartphones and tablets Upselling of existing data users to tariff plans and options with higher traffic allowances Growth in messaging revenues through increased sales of SMS bundles Expansion of the subscriber base Q-over-Q growth in mobile service revenues due to seasonally higher roaming revenues and increase in subscriber base Growth in fixed line revenue due to upselling customers as a result of continued modernization and enhancement of the networks in Moscow and in the regions Retail handset revenue growth reflects seasonal factors, higher unit sales and expansion of the MTS retail chain +7.6% STABLE +6.2%

RUSSIA MOBILE OPERATING INDICATORS ARPU (RUB) MOU (MIN) Year-over-Year ARPU growth driven by upselling customers to tariff plans with larger data packages, as well as the increased penetration of smartphones and tablets and attraction of higher value subscribers MOU dynamics reflective of Company’s efforts to drive usage by promoting tariff plans with free on-net calling Churn stable at the lowest levels in the market +2.9% +2.8% +6.6% STABLE +2.4% +1.1% SUBS, MLN 65.2 67.3 69.4 70.0 70.6 73.3 CHURN RATE, % 9.1% 8.9% 9.8% 10.1% 10.9% 9.2% VAS ARPU 99.7 102.2 111.8 112.0 112.6 118.3 - AS % OF ARPU 29.5% 29.3% 32.7% 34.4% 33.5% 33.0% APPM 0.92 0.95 0.91 0.92 0.90 0.95 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014

RUSSIA MOBILE OPERATING INDICATORS

TOTAL VAS REVENUE
(RUB mln)


+6.5%
+22.2%
+8.9 %
+19.8 %
21.1
22.5
24.5
24.9
25.2
27.4
64.7
77.6
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
9M 2013
9M 2014

DATA TRAFFIC REVENUE
(RUB mln)


+14.1 %
+37.2%
+12.1 %
+39.4%
11.0
12.5
13.8
14.3
15.3
17.2
33.6
46.8
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
9M 2013
9M 2014

- Continued growth in total VAS revenues results from MTS's focus on upselling customers on data plans, promotion of affordable smartphones in its retail chain, sustained investment in 3G/LTE networks, and success in creating the market's strongest value proposition to customers
- Improvement in data traffic revenues driven by growing smartphone and tablet penetration and upselling of existing data users to tariff plans with bigger data packages
- Key initiatives included:
  - Launch and development of LTE networks
  - Start of the sales of smartphones with MTS SIM cards in Ozon.ru
  - Launch of Smart Top tariff plan with 10GB of traffic included
  - Promo campaign "Super Bit tariff plan for RUB 150"
  - Promo campaign "Smartphone or tablet from MTS for RUB 1990"
  - Up to RUB 1500 in credits on mobile accounts with purchases of some of the Nokia and Samsung smartphones

MTS from words to digits
20
Data+Differentiation+Dividends

RUSSIA FIXED OPERATING INDICATORS

ARPU RESIDENTIAL
(RUB)


+1%
+6.1%
-0.5%
306
309
321
319
330
328
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014

	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014
TOTAL HOUSEHOLDS PASSED, 000S	12,070	12,134	12,269	12,347	12,390	12,471
NUMBER OF SUBS, 000S*	7,844	7,690	7,563	7,426	7,294	7,185

- Residential ARPU growth highlights the rising share of double-play and triple-play customers in the customer base, migration of Pay-TV subscribers to MTS's digital TV platform, upselling of broadband subscribers through modernization of fixed-line networks in the regions and migration of ADSL customers in Moscow to GPON
- Quarterly decline in ARPU reflect seasonal factors and promo campaigns related to subscriber additions
- Increase in the number of households passed indicative of ongoing network expansion in the regions
- Decline in residential subscriber base highlights the migration of Pay TV subscribers from analog to digital platforms, which results in defection of certain types of subscribers and decline in the number of telephony subscribers in Moscow

* Including residential fixed-line telephony, broadband, and pay-TV subscribers

MTS from words to digits
3D Data+Differentiation+Dividends
21

In H2 2011, MGTS began a RUB 50 bln investment project to replace outdated ADSL networks with state-of-the-art Gigabit Capable Passive Optic Network (GPON), which allow Internet access speeds of up to 1 Gb/s to all of Moscow's and Moscow region's 4.4 million lines MGTS has so far installed over 35,000 km of fiber-optic lines MGTS currently offers broadband access at the speeds up to 500 Mb/s and 190 TV channels, including over 30 HD channels as well as VoD services over IPTV MGTS is growing its subscriber base by upselling its existing customers from ADSL and acquiring new subscribers The project is expected to be completed by the end of 2015, which will enable MTS/MGTS to introduce unrivaled services, unmatched reliability and the fastest Internet access in B2C broadband and Pay-TV markets MGTS

SATELLITE TV

- Satellite TV market is one of the fastest growing segment of the Pay-Tv market in Russia
  - Satellite TV market in terms of subscribers is forecasted to grow by 42% between 2013 – 2018E*
  - Volume of satellite TV market in 2014 is expected to reach RUB 23 bln*
  - By 2018, the market is expected to increase by 40% to reach RUB 31.3 bln*
- Significant opportunities in the satellite TV market due to low level of penetration of cable TV, especially in rural areas
- MTS is uniquely positioned to capture growth in this market due to:
  - Unrivalled content portfolio of 160 channels, including 30 HD channels
  - Coverage of 95% of the Russia's territory using ABS-2 satellite
  - Innovative set-top-box with inbuilt MTS SIM card and Ethernet/WiFi connectivity providing for Internet access and access to a variety of value-added services, (timeshift, catch-up, video-over-demand), payments services, etc
  - Significant experience in Pay TV and Mobile TV offerings
  - Strong brand
  - Retail footprint of 4,100 stores across Russia
  - Economies of scale using existing call-centers and billing resources
- Launch of satellite TV will enable MTS reduce line rentals costs substituting leased satellite channels used as transport networks with own
- Satellite TV sales across Russia will be launched till the end of 2014

FORECAST OF SATELLITE TV MARKET IN RUSSIA* (MLN SUBS)


+42.0%
13.1
15.0
16.3
17.4
18.1
18.6
2013A
2014E
2015E
2016E
2017E
2018E


КАТЕГОРИИ КАНАЛОВ
ПРОГРАММА ПЕРЕДАЧ
Первый
Россия 1
Россия 2
Animal Planet
National Geographic Wi
Travel + Adventure HD

*Source: J'son &Partners

MTS from words to digits
23
Data+Differentiation+Dividends

NETWORK DEVELOPMENT Regions where LTE networks will be launched in Q4 2014 - 2015 Regions with LTE networks As of October 01, 2014, MTS’s network comprised over 34,800 3G base stations and over 10,900 4G/LTE base stations LTE networks in 65 regions LTE-enabled smartphones account for 9% of total smartphones sold in the MTS retail chain in units 7% of smartphones on MTS’s network are LTE-enabled The largest LTE roaming network among Russian operators with LTE roaming agreements with 39 operators in 31 countries In September 2014, MTS was the first operator in Russia to test Carrier Aggregation technology over 30 MHz of bandwidth spanning the 1800 MHz and the 2600 MHz ranges which allows MTS to increase LTE speeds up to 225 Mb/s Dlink speed in Moscow in Q3 2014 (2G+3G+LTE)* (mbps) Dlink speed in Moscow in Q3 2014 (LTE only) (mbps) +1.1% +9.1% Dlink speed in Russia in Q3 2014 (2G+3G+LTE) (mbps) +12.7% * Data provided to MTS by Ookla

MTS RETAIL NETWORK DEVELOPMENT *MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux, Bada or Asha At the end of Q3 2014, MTS’s retail network comprised 4,100 stores, including 1,264 franchised outlets During the quarter MTS increased its retail footprint by 50 own stores In Q3 2014, smartphones accounted for 64.6% of phones sold in MTS stores in units In Q3 2014, total smartphone penetration reached 39.9% DEVELOPMENT OF MTS RETAIL NETWORK SMARTPHONES* SALES AND PENETRATION, 2011 – 2014

FINANCIAL SERVICES TOTAL CREDIT PORTFOLIO (RUB bln) TOTAL NUMBER OF MTS DENGI CARDS ISSUED (mln) +17.4% +95.9% +5.4% +11.1% +42.6% +4.6% MTS continues to see strong demand for point-of-sale loans for smartphones 25.0% of smartphones are sold with the assistance of some sort of P-o-S credit through MTS’s banking partners MTS and MTS Bank have introduced more stringent requirements for issuing MTS Dengi cards which resulted in the decline of the approval ratio and reduced the total number of cards issued during the period MTS and MTS Bank focus on decreasing the share of interest- income (e.g. interest on PoS loans and credit cards) and increasing the share of commission-related income (i.e. annual commissions for servicing cards, commissions for cash withdrawal, commissions for processing payments and money transfers) Turnover and number of users of mobile payments through SMS-based services, MTS’s mobile application Easy Payment and website continue to rise MOBILE PAYMENTS TURNOVER (RUB bln) MOBILE PAYMENTS USERS (mln) +28.5% +42.2%

UKRAINE FINANCIAL HIGHLIGHTS Revenue growth driven by seasonally strong roaming traffic and higher international calling for the period Decline in OIBDA related to rising utility prices, a 2x increase in monthly frequency fees, higher tax payments and hryvna devaluation impact on the costs denominated in foreign currencies TOTAL UKRAINE REVENUE (UAH mln) TOTAL UKRAINE OIBDA (UAH mln) +5.1% +6.9% +9.9% +2.9% -10.7% -5.2% OIBDA MARGIN 52.5% 51.5% 52.3% 51.1% 49.8% 42.9% 51.8% 47.7% Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 9M 2013 9M 2014 +3.6% -4.5%

UKRAINE OPERATING INDICATORS Year-over-Year ARPU increase due to higher subscribers roaming revenues Decline in year-over-year minutes of use attributable to difficulty in provisioning services in eastern Ukraine and impact of macroeconomic factors on overall voice traffic ARPU (UAH) MOU (MIN) +1.0% STABLE +7.5% -3.7% -18.4% -16.0% SUBS, MLN 20.4 21.3 21.5 21.7 22.3 22.7 CHURN RATE, % 5.8% 6.8% 7.4% 6.2% 4.5% 4.6% VAS ARPU 12.8 12.9 12.8 12.6 11.3 10.3 - AS % OF ARPU 31.5% 31.3% 34.5% 34.2% 29.6% 25.0% SAC 56.2 57.1 53.3 49.4 50.8 63.4 APPM 0.066 0.069 0.063 0.064 0.067 0.085 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014

UKRAINE OPERATING INDICATORS Decline in total VAS revenue is a result of reduced consumption of value-added services, messaging and SMS-based content related to overall drop in domestic voice traffic Period decline in data traffic revenue reflects overall decrease in usage Key initiatives included: MTS branded lotteries Try&Buy campaigns to stimulate usage of mobile Internet TOTAL VAS REVENUE (UAH mln) DATA TRAFFIC REVENUE (UAH mln) +4.1% -13.7% -7.0% +4.5% +1.0% -5.2% -5.0% +10.6%

ARMENIA FINANCIAL HIGHLIGHTS TOTAL ARMENIA REVENUE (AMD bln) TOTAL ARMENIA OIBDA (AMD bln) +13.6% -2.0% +16.9% +18.1% -1.6% +33.3% OIBDA MARGIN 52.3% 54.4% 26.8% 45.5% 47.9% 54.6% 52.5% 49.8% Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 9M 2013 9M 2014 Year-over-Year revenue decline attributable to the sustained decline in outgoing and incoming international calling due to macroeconomic factors Quarterly increase in revenues attributable to seasonally higher roaming and international calling revenues and regulatory decision to increase termination rates for international calling starting from Q3 2014 Quarterly OIBDA dynamic reflects top-line growth, seasonally higher share of roaming in the revenues mix and increase in termination rates for international calls Year-over-Year OIBDA dynamics in line with revenue dynamics and aided by an increase in termination rates for international calls -3.4% -8.4%

ARMENIA OPERATING INDICATORS ARPU (AMD) MOU (MIN) +11.6% -6.3% +14.9% SUBS, 000S 2,022.4 2,063.2 2,099.7 2,102.5 2,121.8 2,149.4 CHURN RATE, % 8.3% 8.5% 8.3% 7.8% 7.7% 9.0% SAC 6,287.4 6,077.1 6,800.7 5,129.8 5,302.3 4,773.3 APPM 7.53 7.99 6.75 5.80 5.70 6.41 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Year-over-Year decline in ARPU attributable to an increase in free on-net calls included in the packages as well as reduced international calling Quarterly increase in ARPU in line with traditional seasonal trends due to increased subscriber roaming revenues Year-over-Year rise in MOU reflects MTS’s efforts to drive voice usage Continued improvement in churn dynamics reflects the sustained focus on promoting customer loyalty +5.2% +16.8% +2.1%

TURKMENISTAN FINANCIAL HIGHLIGHTS TOTAL TURKMENISTAN REVENUE (TMT mln) TOTAL TURKMENISTAN OIBDA (TMT mln) OIBDA MARGIN 33.1% 38.3% 60.6% 39.0% 44.3% 41.8% 33.6% 41.7% Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 9M 2013 9M 2014 Year-over-year topline dynamics attributable to increased data revenues, greater revenues form off-net calling and higher guest subscriber roaming revenues Quarterly revenue dynamics reflective of strong increase in data revenues due to network enhancement Strong year-over-year increase in OIBDA due to decrease in network and equipment maintenance costs and changes in the taxation policy Quarterly decline in OIBDA reflective of higher line rentals costs +14.0% +41.8% +12.1% +1.9% +3.2% +30.0% +11.2% -2.6%

TURKMENISTAN OPERATING INDICATORS ARPU (TMT) MOU (MIN) Year-over-year growth in ARPU reflective of Company’s success in the monetization of its subscriber base Sequential decline in MOU attributable to MTS’s initiatives aimed at reducing the share of free on-net calling in the traffic mix SUBS, 000S 1,687.9 1,725.1 1,723.5 1,691.9 1,699.4 1,691.3 CHURN RATE, % 13.1% 13.0% 13.5% 12.0% 10.4% 11.2% SAC 13.6 18.1 22.1 23.9 24.1 26.7 APPM 0.021 0.022 0.022 0.022 0.024 0.025 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 +7.9% +2.9% +3.7% +1.7% -8.5% -1.8%

Tashkent On September 24, 2014, MTS took possession of a 50.01% stake in the Russian-Uzbek entity Universal Mobile Systems LLC (UMS) The assets, equipment and infrastructure, which were previously owned by Uzdunrobita FE LLC, former MTS subsidiary in Uzbekistan, were transferred to UMS UMS has been granted 2G, 3G and LTE licenses, and received frequencies, numbering capacity and other permits required for the launch of the operations MTS plans to launch operations throughout the territory of Uzbekistan on December 1, 2014 1Source: IMF, World Economic Outlook Database, October 2014 Key facts about Uzbekistan1 Population: 30.2 mln Population density: 76 per km2 GDP REAL forecast 2015E: 6.5% UZBEKISTAN: RE-ENTERING THE MARKET

35 APPENDIX

DEFINITIONS & RECONCILIATIONS

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q3 2013					Q2 2014					Q3 2014				
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
ADJUSTED OPERATING INCOME/LOSS	27,395	25,167	3,397	601	305	24,973	24,150	2,153	347	354	29,153	28,249	2,071	642	352
ADD: D&A	18,895	16,356	2,165	382	4	18,258	16,159	1,665	419	23	19,033	17,188	1,410	425	27
ADJUSTED OIBDA	46,290	41,523	5,562	983	309	43,231	40,309	3,818	766	377	48,186	45,437	3,481	1,067	379

	Q3 2013					Q2 2014					Q3 2014				
	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
ADJUSTED OPERATING MARGIN	26.5%	27.5%	31.4%	33.2%	37.8%	25.3%	26.7%	28.1%	21.7%	41.6%	27.2%	28.5%	25.5%	32.9%	38.7%
ADD: D&A	18.3%	17.9%	20.0%	21.2%	0.5%	18.5%	17.9%	21.7%	26.2%	2.7%	17.8%	17.3%	17.4%	21.8%	3.0%
ADJUSTED OIBDA MARGIN	44.8%	45.4%	51.5%	54.4%	38.3%	43.7%	44.6%	49.8%	47.9%	44.3%	45.0%	45.8%	42.9%	54.6%	41.7%

MTS from words to digits
36
Data+Differentiation+Dividends

DEFINITIONS & RECONCILIATIONS RUB mln As of Dec 31, 2013 As of Sep 30, 2014 Current portion of LT debt and of capital lease obligations 25,064 11,431 LT debt and capital lease obligations 194,083 222,369 Total debt 219,147 233,800 Less: Cash and cash equivalents 30,612 45,937 ST investments 14,633 23,999 Net debt 173,903 163,864 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. RUB mln For nine months ended Sep 30, 2013 For nine months ended Sep 30, 2014 Net cash provided by operating activities from continuing operations 121,602 120,548 Less: Purchases of property, plant and equipment (35,967) (40,771) Purchases of intangible assets (7,946) (13,056) Proceeds from sale of property, plant and equipment 270 506 Investments in and advances to associates (5 ,089) (2,862) Free cash flow from continuing operations 72,870 64,365 Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

LTM OIBDA can be reconciled to our consolidated statements of operations as follows: RUB mln Three months ended Dec 31, 2013 Nine months ended Sep 30, 2014 Twelve months ended Sep 30, 2014 A B C = A + B Adjusted net operating income 27,219 77,562 104,781 Add: D&A 17,769 55,306 73,075 Adjusted LTM OIBDA 44,988 132,868 177,856 DEFINITIONS & RECONCILIATIONS

DEFINITIONS & RECONCILIATIONS Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card: shows traffic-generating activity or accrues a balance for services rendered or is replenished or topped off Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

CONTACT INFORMATION MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest Financial Information www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/blog/ Follow Us twitter.com/JoshatMTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 25, 2014